Talcott Resolution
Distribution Company, Inc.

(An Indirect Subsidiary of Talcott Holdings, L.P.)

(SEC I.D. No. 8-48097)

Financial Statements as of and for the Year Ended
December 31, 2023, Supplemental Schedules as of
December 31, 2023, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Talcott Resolution Distribution Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Row
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Maciolek	(860)791-0162	james.maciolek@talcottresolution.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

185 Asylum St, 33rd Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Maciolek _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Talcott Resolution Distribution Company, Inc. _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANDREA J PAXI
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2024

_____
Notary Public

Signature: _James a Maciolek_

Title:
CFO / Controller _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Talcott Resolution Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Talcott Resolution Distribution Company, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Talcott Resolution Life and Annuity Insurance Company and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The accompanying supplemental Schedule (h) and Schedule (j and m) (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
February 27, 2024

We have served as the Company's auditor since 2002.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$8,826,280
Due from affiliate, net	18,327,015
Other assets	29,820
TOTAL ASSETS	$27,183,115

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Underwriting expense payable	19,157,500
Accounts payable and accrued liabilities	7,257
Income taxes payable	1,743
Total liabilities	19,166,500

Contingent liabilities (see Note 6)

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	7,552,335
Retained earnings	439,280
Total stockholder's equity	8,016,615
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$27,183,115

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	
Underwriting income	$125,526,415
Other revenues	2,306,638
Total revenues	**127,833,053**
Expenses	
Underwriting expenses	125,526,415
Other expenses	1,879,291
Total expenses	**127,405,706**
Income before income taxes	427,347
Income tax expense	90,412
Net income	**$336,935**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities	
Net income	$336,935
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in due from affiliate, net	(332,522)
Increase in other assets	(2,950)
Increase in accounts payable and accrued liabilities	1,662
Increase in underwriting expense payable	56,152
Decrease in income taxes payable	(2,963)
Net changes in assets and liabilities	(280,621)
Net cash provided by operating activities	**56,314**
Net increase in cash and cash equivalents	56,314
Cash and cash equivalents — beginning of period	8,769,968
Cash and cash equivalents — end of period	**$8,826,282**
Supplemental cash flow disclosures	
Income tax payments	$93,375

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Common Stock	$25,000
Additional Paid-in Capital	7,552,335
Retained Earnings	
Retained Earnings, beginning of period	102,345
Net income	336,935
Retained Earnings, end of period	439,280
Total Stockholder's Equity	**$8,016,615**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

---

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Talcott Resolution Life and Annuity Insurance Company, which is an indirect subsidiary of Talcott Holdings, L.P. (the "Parent" or "THLP"). The Parent is a wholly-owned subsidiary of Talcott Financial Group, Ltd.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company incurs underwriting expenses to third party broker-dealers for the distribution of these contracts. Such expenses are paid by the Parent on behalf of the Company.

The Company does not hold customer funds and claims an exemption under the provisions of the Securities Exchange Act of 1934 Rule 15c3-3 (k)(1). As a result, the Company is not subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

These financial statements were prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the financial statements. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents are carried at cost and includes cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the observable inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open-ended management investment companies ("money market fund").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2023, the Company held $8,465,820 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the fair value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2023 and there were no transfers of financial instruments within the fair value hierarchy during the year ended December 31, 2023.

Underwriting Income and Expense – Variable insurance products underwriting income is recognized when, or as, services are transferred to customers in an amount that reflects the consideration that the Company is expected to be entitled in exchange for those services. The Company earns and receives underwriting income from its affiliates to the extent that the Company incurs underwriting expenses in performing its contractual obligations. Underwriting expense is recorded as incurred based upon contractual agreements, and includes commissions paid to third parties who distributed variable insurance contracts on behalf of its affiliates.

Income Tax – The Company measures income taxes using the asset and liability method, where deferred income taxes are recognized to represent the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates the likelihood of realizing the benefit of deferred tax assets, and if required, records a valuation allowance to reduce the total deferred tax asset, net of valuation allowance, to an amount that will more likely than not be realized. The Company classifies interest and penalties (if applicable) as income tax expense in the statements of operations. There are no deferred tax assets (liabilities) at December 31, 2023.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the year ended December 31, 2023, the Company received $125,526,415 from affiliates while underwriting the insurance contracts.

For the year ended December 31, 2023, the Company received $1,879,291 from affiliates as reimbursement for certain direct and indirect expenses incurred for performing these underwriting functions and is included in other revenues.

Expenses are recognized as incurred. Indirect expenses are allocated in accordance with the intercompany agreements.

For the year ended December 31, 2023, the Company was allocated $1,830,407 by its affiliates for general and administrative expenses and is included in other expenses.

As of December 31, 2023, the Company had a due from affiliate, net balance of $18,327,015, which included a $19,157,500 receivable due from an affiliate for underwriting revenue earned by the Company, partially offset by $830,485 of net payables due to the same affiliate. The Company has assessed that collectability of the receivables from affiliates is probable, accordingly, no impairment losses were recognized on receivables.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. **FEDERAL INCOME TAXES**

Income tax expense/(benefit) for the year ended December 31, 2023 is comprised of the following components:

	December 31, 2023
Current - U.S. Federal income tax expense	$ 90,412
Deferred - U.S. Federal income tax expense	—
Total income tax expense	$ 90,412

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2023.

The statute of limitations on federal audits has expired for all years through 2019 and the Company is not currently under examination for any open years. Management believes that an adequate provision has been made in the financial statements for any potential adjustments that may result from tax

examinations and other tax-related matters for all open tax years. At December 31, 2023, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate, and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision for income taxes is as follows:

	December 31, 2023
Tax Provision at the U.S. Federal Statutory Rate	$ 89,743
Other	669
Provision for Income Taxes	$ 90,412

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the United States Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2023, the Company had net capital of $7,817,479 which was $7,567,479 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2023, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2024, the date the financial statements were issued, and identified no events which would require recognition or disclosure in the notes to the financial statements.

* * * * * *

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Talcott Holdings, L.P.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
As of December 31, 2023

STOCKHOLDER'S EQUITY	$ 8,016,615
LESS: NONALLOWABLE ASSETS:	
OTHER ASSETS	(29,820)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	7,986,795
LESS: HAIRCUTS ON SECURITIES	(169,316)
NET CAPITAL	7,817,479
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 7,567,479

NOTE: No material differences exist between the computation of net capital above and the Company's unaudited December 31, 2023 FOCUS Part IIA report filed on January 16, 2024.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Talcott Holdings, L.P.)

Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2023

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Talcott Resolution Distribution Company, Inc.

We have reviewed management's statements, included in the accompanying Talcott Resolution Distribution Company, Inc. Exemption Report, in which (1) Talcott Resolution Distribution Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2023, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2024





Talcott Resolution Distribution Company, Inc.'s Exemption Report

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Talcott Resolution Distribution Company, Inc.

I, James Maciolek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: CFO, FINOP

February 27, 2024

ANDREA J PAXI
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2024